Exhibit 21.1

List of Subsidiaries of CFN Enterprises, Inc.

Name of Subsidiary	Jurisdiction of Organization
CNP Operating, LLC	Delaware
J Street Capital Partners, LLC	Florida
Prestige Worldwide Wine Company, LLC	California
Ranco LLC	Delaware